INDIANA
WASHINGTON, D.C.
CHINA
August 14, 2006
VIA EDGAR AND FACSIMILE
Mr. H. Christopher Owings
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Marsh Supermarkets, Inc. Revised Preliminary Proxy Statement on Schedule 14A Filed August 4, 2006 File No. 0-01532
Dear Mr. Owings:
     As was discussed with Mr. Howard Baik on Friday, August 11, 2006, Marsh Supermarkets, Inc. (the “Company”) was advised by MSH Supermarkets Holding Corp. (“MSH Supermarkets”) and Cardinal Paragon, Inc. and Drawbridge Special Opportunities Advisors LLC (“Cardinal/Drawbridge”) that those parties have signed a letter of intent, dated August 11, 2006, to enter into a sale/leaseback agreement under which Cardinal/Drawbridge would have the opportunity for a period of 45 days to provide MSH Supermarkets with sale/leaseback financing. Cardinal/Drawbridge has withdrawn its indication of interest to acquire the Company. The letter of intent also prohibits Cardinal/Drawbridge from pursuing any acquisition of the Company without the consent of MSH Supermarkets. In addition, all claims asserted by MSH Supermarkets and Cardinal/Drawbridge in the declaratory judgment action filed by the Company in June have been dismissed.
     On behalf of the Company, we enclose for filing as correspondence, via direct transmission to the EDGAR system of the Securities and Exchange Commission, the updated pages of the Company’s revised Preliminary Proxy Statement, which note the entrance by MSH Supermarkets and Cardinal/Drawbridge into the letter of intent and Cardinal/Drawbridge’s withdrawal of its indication of interest to acquire the Company. The enclosed pages are marked to show the changes made from the revised Preliminary Proxy Statement that was filed with the Securities and Exchange Commission on August 4, 2006. There were no other substantive changes made to the revised Preliminary Proxy Statement.
     For your convenience, we have also sent this cover letter and the enclosure to your attention via facsimile. By copy of this letter, we have provided the same directly to each of Howard Baik and Ellie Quarles. It would be most helpful if we could be advised by August 15, 2006, whether you have any comments on these updated pages of the Company’s revised Preliminary Proxy Statement.

     If you should have any questions, please contact the undersigned at (317) 569-4883, or in his absence, Christine Graffis Long at (317) 569-4879.
Very truly yours,
/s/ James A. Aschleman
James A. Aschleman
Enclosure

cc:	Howard Baik Ellie Quarles

2

Q:	How many votes do I have?

A:	Holders of our Class A common stock and our Class B common stock have one vote for each share of our Class A common stock or Class B common stock owned at the close of business on July 26, 2006, the record date for the special meeting.

Q:	What vote of Marsh’s shareholders is required to approve the merger agreement and the merger?

A:	At least a majority of all the votes entitled to be cast on the merger agreement and the merger by the holders of shares of our Class A common stock and Class B common stock outstanding at the close of business on the record date, voting separately by classes, must be cast for the approval of the merger agreement and the merger. A total of 1,867,464 shares of Class A common stock and a total of 2,106,143 shares of Class B common stock are needed to approve the merger agreement and the merger.

Q:	How does the Marsh board of directors recommend that I vote?

A:	Our board of directors, based in part on the unanimous recommendation of the special committee of our board of directors, unanimously determined on May 2, 2006, that the proposed merger is advisable, fair to and in the best interests of us and our shareholders and approved and adopted the merger agreement and the merger. Our board of directors recommends that shareholders vote “FOR” the proposal to approve the merger agreement and the merger.

Q:	How did the Marsh board of directors reach this recommendation?

A:	Our board of directors believes that the merger is advisable, fair to and in the best interests of Marsh and our shareholders. In reaching these conclusions, our board of directors considered the unanimous recommendation and analysis of the special committee of our board of directors, and the opinions of Merrill Lynch, Pierce, Fenner & Smith Incorporated, or Merrill Lynch, and Peter J. Solomon Company, or PJSC, delivered May 2, 2006, with respect to the fairness as of such date, from a financial point of view, of the cash merger consideration to our shareholders. See “The Merger — Fairness Opinions Delivered to Our Board of Directors.” The special committee of our board of directors discussed and reviewed the provisions in the proposed merger agreement and considered many factors before voting unanimously to recommend that our board of directors vote in favor of the transaction. Such factors included, but were not limited to: its belief that the merger was more favorable to our shareholders than any other alternative reasonably available to us and our shareholders in light of the results of the extensive and publicly disclosed process that had been conducted for more than six months to locate qualified strategic and financial buyers for Marsh; the uncertainties in the non-binding indication of interest from Cardinal Paragon, Inc., or Cardinal, and Drawbridge Special Opportunities Advisors LLC, or Drawbridge, described in the next answer; the relationship of the merger consideration to the then-current trading price and the historical trading prices of our common stock; the risk that Sun Capital Partners Group IV, Inc., or Sun Capital Partners, would walk away if we were to delay further negotiations; and the fact that we did not believe it was likely that we would enter into a definitive agreement with any other bidder at a price per share at or in excess of $11.125. You should read “The Merger — Reasons for the Merger” for a more detailed discussion of certain factors that the special committee and our board of directors considered in deciding to recommend the approval of the merger agreement and the merger.

Q:	Isn’t there an indication of interest to acquire Marsh at the higher price of $13.625 per share?

A:	No. As described in detail in “The Merger — Background of the Merger,” after we had conducted a six-month public sale process and announced that we were negotiating on an exclusive basis with Sun Capital Partners for an acquisition at $11.125 per share, we received a letter from Cardinal and its partner, Drawbridge, which communicated a non-binding indication of interest from Cardinal and Drawbridge to pay $13.625 per share. For the reasons set forth in “The Merger — Reasons for the Merger,” the special committee and our board of directors unanimously approved the merger and merger agreement with MSH Supermarkets rather than pursuing the indication of interest from Cardinal and Drawbridge which was subject to completion of their due diligence investigation and negotiation of a definitive agreement. Cardinal and Drawbridge subsequently asked for our consent to propose an acquisition at $13.625 per share, subject to completion of their due diligence investigation. Cardinal is subject to a confidentiality agreement entered into with us as part of the sale process that contains standstill provisions prohibiting Cardinal from making an offer to acquire us without our prior consent. The merger agreement with MSH Supermarkets prohibits us from waiving any standstill provisions without the consent of MSH Supermarkets. MSH Supermarkets has not provided that consent. On June 16, 2006, we filed a legal action seeking clarification of our obligations under the merger agreement with respect to the communications from Cardinal and Drawbridge which may represent a superior proposal as defined in the merger agreement. On August 2, 2006, the Court entered an order and judgment holding that we may not pursue the indication of interest from Cardinal and Drawbridge under any circumstances without violating the terms of the merger agreement. On August 9, 2006, the Court denied a motion by Cardinal and Drawbridge to certify the order and judgment for interlocutory appeal. Cardinal, Drawbridge, MSH Supermarkets and MS Operations have advised us that they executed a letter of intent, on August 11, 2006, to enter into a sale/leaseback agreement with respect to a substantial portion of our real estate. Pursuant to the letter of intent, Cardinal and Drawbridge also withdrew their indication of interest to acquire us and agreed that, without the prior consent of MSH Supermarkets and MS Operations, they would neither pursue an acquisition of us, nor finance us or any third party in connection with an acquisition of our securities. See “The Merger — Background of the Merger” for additional information concerning Cardinal and Drawbridge and “Recent Developments — Litigation Relating to the Merger” for additional information on the recent developments regarding this action and the letter of intent.

Q:	How can the Marsh board of directors maintain its recommendation of the MSH Supermarkets merger in light of the communications received from Cardinal and Drawbridge?

A.	The communications received from Cardinal and Drawbridge have not resulted in any change to the recommendation of our board of directors for a number of reasons, including: as described above, the Court ruled that we may not pursue the indication of interest from Cardinal and Drawbridge without violating the merger agreement; Cardinal and Drawbridge have withdrawn their indication of interest to acquire us and have agreed that, without the prior consent of MSH Supermarkets and MS Operations, they would neither pursue an acquisition of us, nor finance us or any third party in connection with an acquisition of our securities; if the merger agreement and merger are not approved by our shareholders, we would have to reimburse MSH Supermarkets for its expenses in the transaction up to $5 million and there would be no assurance that anyone would then be willing to acquire Marsh for $11.125 or more than $11.125 per share; and delaying the consummation of any transaction is likely to have adverse effects on Marsh’s business, employees, vendors and customers. See “The Merger — Reasons for the Merger” and “The Merger — Recommendation of Our Board of Directors” for additional information on the position of our board of directors.

Q:	What do I need to do now?

A:	We urge you to read this proxy statement carefully, including its annexes and the documents referred to or incorporated by reference herein, and to consider how the merger affects you. Your proxy or instruction card will instruct the persons named on the card to vote your shares of our common stock at the special meeting as you direct. If you sign and send in your proxy card and do not indicate how you want to vote, your shares will be voted “FOR” approval of the merger agreement and the merger and “FOR” granting our board of directors discretionary authority to adjourn or postpone the special meeting to solicit additional votes for approval of the merger agreement and the merger. If you are a shareholder of record, then you can ensure that your shares are voted at the special meeting by submitting your proxy as soon as possible via:

• telephone, using the toll-free number listed on each proxy card prior to 6:00 a.m., EDT, on September 22, 2006;

• the Internet, at the address provided on each proxy card prior to 6:00 a.m., EDT, on September 22, 2006; or

• mail, by completing, signing, dating and mailing each proxy card and returning it in the envelope provided.

RECENT DEVELOPMENTS
Financial Results for First Quarter of Fiscal Year 2007
      On August 8, 2006, we filed our Quarterly Report on Form 10-Q for the quarter ended June 24, 2006. As set forth in more detail in the Form 10-Q, total revenues for the first quarter of fiscal year 2007 were $401.6 million as compared to $409.8 million for the first quarter of fiscal year 2006. Retail sales in comparable supermarkets and convenience stores for the 2007 quarter were 2.6% below retail sales for the 2006 quarter. Comparable store merchandise sales in the first quarter of fiscal year 2007, which exclude gasoline sales, declined 4.9% from the fiscal year 2006 first quarter.
      Net income for the first quarter of fiscal year 2007 was $1.2 million, or $0.15 per diluted share, compared to $0.7 million, or $0.08 per diluted share, in the first quarter of fiscal year 2006.
      As also reported in the Form 10-Q, we expect to incur accounting charges of approximately $5.0 million in the second quarter of fiscal year 2007 related to the closing of our supermarket in Naperville, Illinois on July 22, 2006.
Financial Results for Fiscal Year 2006
      On June 30, 2006, we filed our Annual Report on Form 10-K for the fiscal year ended April 1, 2006. As set forth in more detail in the Form 10-K, total revenues were $1,744.4 million for the 52-week fiscal year 2006 compared to $1,747.4 million for the 53-week fiscal year 2005. Retail sales in comparable supermarkets and convenience stores for fiscal year 2006 were 0.8% above sales in fiscal year 2005. Comparable store merchandise sales in fiscal year 2006, which exclude gasoline sales, declined 1.7% from fiscal year 2005. Continued high levels of competitive promotional activity and competitors’ new store openings continued to adversely affect our comparable store sales.
      Net loss for fiscal year 2006 was $40.2 million, or $5.09 per diluted share, as compared to net income of $4.2 million, or $0.52 per diluted share, last year. Loss before income taxes in fiscal year 2006 was $57.9 million, as compared to income before income taxes of $6.5 million last year. The loss before income taxes for fiscal year 2006 was primarily attributable to charges totaling $43.5 million, which were recorded as follows: (i) total long-lived asset impairment charges of $15.0 million; (ii) total charges related to the closing of stores and the abandonment of certain other leased equipment of $8.4 million; (iii) total charges related to a reduction in force of employees at our headquarters and incurred severance and other personnel related costs related to terminating employees at the closed store locations of $7.0 million; and (iv) impairment of $13.1 million of goodwill in the supermarket and McNamara divisions.
Litigation Relating to the Merger
      On June 16, 2006, we filed a complaint in the Hamilton Superior Court, Hamilton County, Indiana, naming MSH Supermarkets, MS Operations, Cardinal and Drawbridge as defendants. The complaint asked for a declaratory judgment clarifying our rights and responsibilities under the merger agreement. Specifically, we asked for a determination of whether the provisions of the merger agreement requiring us not to waive or fail to enforce the standstill provisions in the confidentiality agreement executed by Cardinal prevent us from negotiating with Cardinal and Drawbridge or whether the merger agreement permits us to consider the communication from Cardinal and Drawbridge regarding a competing transaction if our board of directors determines that it is reasonably likely to be a “Superior Proposal.” We also requested an injunction that, depending upon how the Court resolved the declaratory issue, either (a) compels Cardinal and Drawbridge to withdraw their indications of interest and prohibits them from violating the terms of the confidentiality agreement entered into by Cardinal, or (b) prohibits MSH Supermarkets from terminating the merger agreement based on our taking any actions the Court declares we may take. Finally, we requested that, regardless of what other relief the Court may order, the Court (a) declare that our filing of the lawsuit and requesting a judicial resolution of the controversy is not a breach of the merger agreement, and (b) an injunction prohibiting MSH Supermarkets from taking any action to terminate the merger agreement on that basis.

      On June 26, 2006, MSH Supermarkets and MS Operations filed an answer to our declaratory judgment complaint in which they asserted a counterclaim against us for unspecified compensatory damages for breaching the merger agreement. In their counterclaim, MSH Supermarkets and MS Operations also sought (a) a declaratory judgment that the merger agreement precludes us from directly or indirectly allowing Cardinal and Drawbridge to pursue an acquisition of us and that we have breached the merger agreement by failing to enforce the confidentiality agreement entered into by Cardinal and (b) an injunction compelling us to enforce the confidentiality agreement. MSH Supermarkets and MS Operations also alleged cross-claims against Cardinal and Drawbridge seeking unspecified compensatory damages for tortious interference with a contractual relationship and for a breach of the confidentiality agreement entered into by Cardinal.
      On June 29, 2006, Cardinal and Drawbridge filed an answer to our declaratory judgment complaint in which they sought (a) a declaratory judgment that (i) under the confidentiality agreement, Cardinal/ Drawbridge is entitled to seek our consent to make an offer to acquire us, (ii) under the confidentiality agreement and the fiduciary obligations of our board of directors, we are entitled to give such consent and thus receive and consider Cardinal/ Drawbridge’s proposal, and (iii) nothing in the merger agreement precludes us from receiving and considering Cardinal/ Drawbridge’s proposal; and (b) an injunction enjoining Sun Capital Partners (i) from hindering or preventing us from exercising our right under the merger agreement to consider Cardinal/ Drawbridge’s contemplated proposal to acquire us in accordance with the terms and procedures set forth in section 5.5 of the merger agreement, and (ii) from requiring us to hold a shareholder vote on the merger before we have the opportunity to receive and fully consider Cardinal/ Drawbridge’s contemplated proposal to acquire us. Cardinal also alleged claims against MSH Supermarkets and MS Operations seeking unspecified damages for tortious interference with a contractual relationship.
      On July 24 and 25, 2006, the Court conducted a trial of the claims asserted in our complaint and the corresponding claims of MSH Supermarkets, MS Operations, Cardinal and Drawbridge for declaratory judgment and injunctive relief. The Court deferred taking any action concerning the counterclaims and cross-claims for damages of MSH Supermarkets and MS Operations and the counterclaims of Cardinal and Drawbridge for damages. At the outset of the trial, MSH Supermarkets and MS Operations voluntarily dismissed, without prejudice, their counterclaim against us alleging that the filing of the lawsuit was a breach of the merger agreement. On August 2, 2006, the Court entered an order and judgment holding that we may not pursue the indication of interest from Cardinal and Drawbridge under any circumstances without violating the terms of the merger agreement. The court did not grant any requested injunctions. Cardinal and Drawbridge filed a motion requesting the Court to certify its order and judgment for interlocutory appeal, and on August 9, 2006, the Court denied Cardinal’s and Drawbridge’s motion.
      On August 11, 2006, Cardinal and Drawbridge withdrew their indication of interest to acquire us and informed us that they executed a letter of intent with MSH Supermarkets and MS Operations to enter into a definitive sale/leaseback agreement under which affiliates of Cardinal or Drawbridge will purchase a substantial portion of our real estate following the merger. In the event such definitive sale/leaseback agreement is not agreed upon, Cardinal and Drawbridge will have certain co-investment rights in connection with ownership of us following the merger. Pursuant to the letter of intent, Cardinal and Drawbridge also agreed that, without the prior consent of MSH Supermarkets and MS Operations, they would neither pursue an acquisition of us, nor finance us or any third party in connection with an acquisition of our securities. In addition, Cardinal, Drawbridge, MSH Supermarkets and MS Operations agreed to dismiss and release all claims and appeals asserted against each other in or relating to our declaratory judgment complaint and all counterclaims and cross-claims.
      On August 14, 2006, all of the parties to the declaratory judgment action filed a voluntary dismissal of all claims with prejudice.
      On June 27, 2006, a purported shareholder class and derivative action lawsuit was filed in the Marion Superior Court, Marion County, Indiana, naming our directors, our former President and Sun Capital Partners as defendants. This lawsuit is entitled Irene Kasmer, on Behalf of Herself and All Others Similarly Situated and Derivatively on Behalf of Marsh Supermarkets, Inc. vs. Don E. Marsh, William L. Marsh, David A. Marsh, P. Lawrence Butt, Charles R. Clark, James K. Risk, III, Stephen M. Huse, J. Michael Blakley,

is terminated, limiting Cardinal and Drawbridge to three days to meet with management and to execute a definitive merger agreement, requiring any definitive merger agreement with Cardinal and Drawbridge to expressly waive all standstill provisions so that other parties that were involved in the sale process and are party to standstill agreements would be free to reconsider a transaction and that Cardinal and Drawbridge forego any breakup fee other than a reimbursement for the breakup fee paid to MSH Supermarkets.
      On May 27, 2006, our board of directors discussed the terms proposed by MSH Supermarkets and reviewed the existing protections afforded to MSH Supermarkets under the provisions of the merger agreement regarding competing proposals. Our board of directors rejected the terms proposed by MSH Supermarkets for consenting to the waiver requested by Drawbridge and Cardinal.
      On May 28, 2006, our counsel communicated our rejection of MSH Supermarkets’ terms and offered a counterproposal that included limiting the amount of expense reimbursement included in any amendment to the merger agreement to $2,000,0000, rejecting any limit on the time Cardinal and Drawbridge were provided to sign a definitive merger agreement and rejecting the requirement that Cardinal and Drawbridge forego any breakup fee other than a reimbursement for the breakup fee paid to MSH Supermarkets because such a requirement was unlikely to be acceptable to Cardinal and Drawbridge or any other third party and, in view of the termination fee and right to match a higher offer in the MSH Supermarkets merger agreement, provided no additional benefit or protection to MSH Supermarkets. In addition, while rejecting the requirement that any definitive merger agreement we enter into with Cardinal and Drawbridge expressly waive all standstill provisions with all parties, we were willing to waive the standstill provisions of either MSH Supermarkets or all parties immediately.
      On May 29, 2006, MSH Supermarkets sent a letter to the special committee rejecting our counterproposal, advising us that it would not consent to our waiving the standstill provisions of the confidentiality agreement executed by Cardinal and demanding that we take such actions as are necessary to prevent Cardinal and Drawbridge from violating their standstill agreement. MSH Supermarkets also indicated that, in its view, it would be a breach of the merger agreement if we were to engage in any dialogue with Cardinal and Drawbridge concerning their letters.
      On May 30, 2006, we issued a press release reporting the receipt of the letters from Cardinal and Drawbridge and the responses from MSH Supermarkets to our request for its consent. We also filed a Form 8-K with the Securities and Exchange Commission with respect to the correspondence between Cardinal, Drawbridge, MSH Supermarkets and ourselves and included such correspondence as exhibits thereto.
      On June 8, 2006, our counsel made a new proposal to counsel for MSH Supermarkets seeking its consent to our waiver of the standstill provisions with Cardinal. We indicated our willingness to amend the merger agreement to reimburse MSH Supermarkets and MS Operations for their expenses in an amount up to $3.5 million in all circumstances in which a termination fee was payable, that Cardinal and Drawbridge would have only seven days in which to complete their due diligence investigations and agree to a definitive merger agreement, and that any such definitive merger agreement would contain terms waiving all standstill agreements with all participants in the sale process. MSH Supermarkets rejected the proposal the same day.
      On June 12, 2006, we issued a press release announcing our opposition at this time to the competing transaction described in the letters from Cardinal and Drawbridge. If we had not issued such a press release within 10 business days of the date the communications from Cardinal and Drawbridge became public, MSH Supermarkets would have had the right to terminate the merger agreement and receive a $10 million termination fee. See “The Merger Agreement — Termination.”
      On June 16, 2006 we filed a complaint in the Hamilton Superior Court, Hamilton County, Indiana, naming MSH Supermarkets, MS Operations, Cardinal and Drawbridge as defendants. The complaint asked for a declaratory judgment clarifying our rights and responsibilities under the merger agreement.
      For a description of the recent developments regarding this action and a letter of intent entered into by MSH Supermarkets, MS Operations, Cardinal and Drawbridge, as well as a purported class and derivative action relating to the merger, see “Recent Developments — Litigation Relating to the Merger.”

     The Marsh Board of Directors
      On May 2, 2006, the special committee, by unanimous vote, determined to recommend that our board of directors adopt and approve the merger agreement and the merger. At a meeting that occurred immediately after the special committee meeting, our board of directors adopted resolutions:

•	determining that the merger is advisable, fair to, and in the best interests of, Marsh and our shareholders;

•	adopting and approving the merger agreement and the merger; and

•	recommending that the holders of both classes of our common stock vote for the approval of the merger agreement and the merger.
The resolutions were approved by the unanimous vote of our board of directors.
      Our board of directors believes that the merger is advisable, fair to and in the best interests of, us and our shareholders. In reaching these conclusions, our board of directors considered, among other things, the unanimous recommendation and analysis of the special committee, as described above, and the opinions as of May 2, 2006 of Merrill Lynch and PJSC with respect to the fairness, from a financial point of view, of the cash merger consideration to our shareholders, and adopted such recommendation and analysis in reaching the determination as to the fairness of the transactions contemplated by the merger agreement. See “— Fairness Opinions Delivered to Our Board of Directors.”
      The foregoing discussion of the information and factors considered by the special committee and our board of directors is not intended to be exhaustive but, we believe, includes all material factors considered by the special committee and our board of directors. In view of the wide variety of factors considered by them in evaluating the merger agreement and the merger and the complexity of these matters, the special committee and our board of directors did not find it practicable, and did not attempt, to quantify or otherwise assign relative weight to the specific factors each considered in reaching its determinations. Rather, the special committee and our board of directors each made its judgment based on the total mix of information available to it of the overall effect of the merger on our shareholders compared to any alternative transaction or remaining an independent company. Furthermore, individual members of the special committee or our board of directors may have given different weight to different factors.
      Based on the factors outlined above, including the opinions of Merrill Lynch and PJSC as to the fairness, from a financial point of view, of the cash merger consideration to be received by our shareholders in the merger, the special committee and our board of directors determined that the merger is advisable, fair to, and in the best interests of, Marsh and the holders of our common stock.
      As of the date of this proxy statement, and notwithstanding the communications received from Cardinal and Drawbridge, our board of directors has not withdrawn or modified its recommendation that the holders of both classes of our common stock vote for the approval of the merger agreement and the merger. In maintaining this recommendation, the board of directors has considered the following material factors:

•	as described above in “Recent Developments — Litigation Relating to the Merger” the Court ruled in the declaratory judgment action filed by us that we may not pursue the indication of interest from Cardinal and Drawbridge without violating the merger agreement and denied a motion by Cardinal and Drawbridge to certify the order and judgment for interlocutory appeal;

•	as described above in “Recent Developments — Litigation Relating to the Merger”, Cardinal and Drawbridge have withdrawn their indication of interest and have agreed not to pursue an acquisition of us without the prior consent of MSH Supermarkets and MS Operations;

•	if the merger agreement and merger are not approved by our shareholders, we would have to reimburse MSH Supermarkets for its expenses in the transaction up to $5 million and there would be no assurance that anyone would then be willing to commit to pay $11.125 or more than $11.125 per share; and

•	the fact that delaying the consummation of any transaction is likely to have adverse effects on our business, employees, vendors and customers.

Recommendation of Our Board of Directors
      After careful consideration and based on the unanimous recommendation of the special committee, our board of directors, by the unanimous vote of the directors, has determined that the merger is advisable, fair to and in the best interests of us and our shareholders, has approved and adopted the merger agreement and the merger and recommends that our shareholders vote “FOR” approval of the merger agreement and the merger.
Fairness Opinions Delivered to Our Board of Directors
      We retained Merrill Lynch in October 2005 to act as a financial advisor with respect to a possible sale, or other extraordinary transaction involving a change of control, of our company and to render an opinion to our board of directors as to the fairness from a financial point of view of the consideration to be received by our shareholders in connection with such a transaction. After Merrill Lynch advised us that it was possible Merrill Lynch would assist Sun Capital Partners IV, LP in obtaining financing for the merger, we retained PJSC to render a separate opinion to our board of directors as to the fairness from a financial point of view of the consideration to be received by our shareholders in connection with the proposed merger. Set forth in separate parts below are summaries of their respective opinions. The fairness opinions speak only as of May 2, 2006 and do not take into consideration events, circumstances or changes since May 2, 2006. There can be no assurance that Merrill Lynch or PJSC would render its respective opinion as of the date of this proxy statement.

Opinion of Merrill Lynch
      At the meeting of our board of directors on May 2, 2006, Merrill Lynch rendered its oral opinion to our board of directors (which was subsequently confirmed in writing as of the same date) that, as of such date and based upon and subject to the assumptions made, matters considered, and qualifications and limitations set forth in the written opinion (which are described below), the consideration of $11.125 per share in cash to be received by the holders of our common stock in the proposed merger was fair, from a financial point of view, to such holders.
      The full text of the written opinion of Merrill Lynch, which sets forth the assumptions made, matters considered, and qualifications and limitations on the review undertaken by Merrill Lynch, is attached to this proxy statement as Annex B and is incorporated by reference into this proxy statement. The following summary of Merrill Lynch’s opinion is qualified by reference to the full text of the opinion. Shareholders are urged to read and should read the entire opinion carefully.
      The Merrill Lynch Opinion is addressed to the board of directors and addresses only the fairness, from a financial point of view, of the consideration to be received by the holders of our common stock pursuant to the merger. The opinion does not address the merits of the underlying decision by Marsh to engage in the merger and does not constitute, nor should it be construed as, a recommendation to any shareholder as to how the shareholder should vote with respect to the proposed merger or any other matter. In addition, Merrill Lynch was not asked to address, and its opinion does not address, the fairness to, or any other consideration of, the holders of any class of securities, creditors or other constituencies of Marsh, other than the holders of the Marsh common stock. Although Merrill Lynch participated in negotiations among the parties, the consideration to be received by such holders pursuant to the merger was determined by the board of directors, and was approved by the special committee and the Marsh board of directors. Merrill Lynch did not recommend the amount of consideration to be paid in the transaction.